

OFFERING MEMORANDUM

facilitated by



Lifted Genetics Inc.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Lifted Genetics Inc.
State of Organization	MA
Date of Formation	06/06/2018
Entity Type	Corporation
Street Address	42 Holliston St, Medway MA, 02053
Website Address	https://www.liftedgenetics.com/

(B) Directors and Officers of the Company

Key Person	Grant Pickering
Position with the Company	
Title	COO
First Year	2018
Other business experience (last three years)	***Environmental Health & Safety Specialist*** *- Kelly Services - 9/18/2019 - Current : Contractor for Johnson & Johnson, responsible for all compliance and regulatory requirements in regards to environmental health and safety activities. These include auditing and inspections, running EHS meetings and teams, implementing all federal, state, and JnJ requirements.*

Key Person	David Griffiths
Position with the Company	
Title	CEO
First Year	2018
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* ***during the past three years*** *with an indication of job responsibilities. For example:* • **President** (*Paint Pro New England , 2011 - Present*) — Founded and current owner of Paint Pro New England a residential and commercial painting company.

Key Person	Michael Griffiths
Position with the Company Title First Year	 President of Production 2018
Other business experience (last three years)	• **Propagation Supervisor** (*NETA, January 2016 - August 2020*) — Worked for cultivation facility and held a variety of roles such as Harvest Team Member, Cultivation Team Member, IPM Team Member, IPM Licensed Applicator, IPM Team Lead, IPM Supervisor and Propagation Supervisor.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Grant Pickering	30.8%
David Griffiths	33.4%
Michael Griffiths	30.8%

(D) The Company's Business and Business Plan

Our Product

Lifted Genetics will specialize in cultivating hand-crafted, premium cannabis flower. We will invest in the highest quality indoor growing systems to cultivate our carefully selected genetics.

- We have spent a number of years perfecting our menu and building upon our genetics.
- The Lifted Genetics team has pheno-hunted over 100 strains to identify our top 12 cultivars, giving us a significant advantage.
- This allows Lifted Genetics to begin immediately with a variety of fan favorite strains that have gone through this time consuming process.

The Facility

Lifted Genetics has been actively designing a comprehensive cultivation facility that can produce authentic craft cannabis.

- We will be developing a 15,000 square foot state-of-the art cultivation facility.
- Lifted Genetics will use industry best equipment and materials when constructing our facility.

- Close looped cultivation systems for segregated grow environments.
- Lighting, benching, and fertigation systems all manufactured and designed to produce high-end cannabis.
- Our facility has been designed to produce 3,200+ pounds a year ($10M+ Annually).

The Team

Dave Griffiths, CEO

Proven track record of business start up success. Produces year after year growth within service industry. Has handled all facets of running an accomplished business

Mike Griffiths, President of Production

Master Grower with ten years of experience, five within the Massachusetts commercial setting. Consulted for industry leading cultivation facilities across the country. Experienced in all aspects of running a commercial operation

Grant Pickering, COO

Over ten years of experience in compliance and regulation. Vast knowledge in navigating through highly governed industries. Well-versed on all of the Cannabis Control Commission guidelines

Here at Lifted Genetics, we are a team of Massachusetts locals, who have a deep passion for cannabis. Our focus is providing unique genetics through small batch cultivation to the adult-use market.

Lifted Genetics is ready to commence construction! We have obtained local permitting, received our provisional license from the Cannabis Control Commission and are currently seeking investment opportunities.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR

STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	March 25, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Initial facility build out costs	$94,000	$235,000
Mainvest Compensation	$6,000	$15,000
TOTAL	$100,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button

- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.4 - 1.0%[2]
Payment Deadline	2028-01-01
Maximum Payment Multiple	2.0 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.08%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.4% and a maximum rate of 1.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	0.4%
$137,500	0.6%
$175,000	0.7%
$212,500	0.8%
$250,000	1.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of

securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Grant Pickering	30.8%
David Griffiths	33.4%
Michael Griffiths	30.8%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the OJering, the Funding Portal will receive as the "Revenue Securement Fee" •Three (3) Percent of the amount raised by First Time Users of the Platform plus Nine (9) Percent of the amount raised by all other investors on all amounts below $500,000 in aggregate raised as part of the Offering (measured by time of investment); plus •Two (2) Percent of the amount raised by First Time Users of the Platform plus Seven (7) Percent of the amount raised by all other investors on all amounts between $500,000 and $2,000,000 raised in aggregate as part of the Offering (measured by time of investment) ; plus •Two (2) Percent of the amount raised by First Time Users of the Platform plus Five (5) Percent of the amount raised by all other

investors on all amounts at or above $2,000,000 raised as part of the Offering (measured by time of investment).

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

First raise: Seed round, in October 2019 to end end of the year 5% equity in exchange for $100k, 5000 units common stock, money was used to obtain a provisional license

Second raise: Safe notes, raised 300k in a safe note also Reg D, used for securing property and local permits

(R) Transactions Between the Company and "Insiders"

David Griffiths, CEO made a contribution of $50K, in exchange for another 2.5%, in April 2021

(S) The Company's Financial Condition

Historical milestones

Lifted Genetics was established [June, 2018] and has not yet commenced operation. Lifted Genetics has since achieved the following milestones:

- Obtained Host Community Agreement [Hopedale, MA]

- Obtained Provisional License [Cannabis Control Commission]

- Obtained Site Plan Review [Hopedale, MA]

- Obtained Special Permit [Hopedale, MA]

- Secured ground lease with option to purchase [Hopedale, MA]

The financial projections provided here are as of January 18th, 2022, and are not intended to be up-to-date financial forecasts for the performance of Lifted Genetics. As the Lifted Genetics team fine-tunes their go to market strategy, financial projections may change slightly from the figures provided here.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$0	$3,220,000	$11,600,450	$12,559,500	$11,861,750
Cost of Goods Sold	$2,245,365	$4,200,320	$4,260,635	$4,322,743	
Gross Profit	$0	$974,635	$7,400,130	$8,298,865	$7,539,007
EXPENSES					
Utilities	$0	$26,000	$30,000	$30,000	$30,000
Salaries	$160,000	$1,003,268	$1,580,244	$1,701,092	$1,840,254
Employee Related Expenses	$0	$300,980	$474,074	$510,327	$552,076
Legal & Professional Fees	$90,000	$340,000	$40,000	$40,000	$40,000
Marketing	$30,000	$75,000	$100,000	$100,000	$100,000
Town Contribution	$0	$32,200	$116,005	$125,595	$118,617
Community Contribution	$0	$20,000	$20,000	$20,000	$20,000
Rent & Property Cost	$18,000	$72,000	$72,000	$72,000	$72,000
Funding fees	$230,000	$0	$0	$0	$0
Security & Alarm Services	$0	$42,000	$42,000	$42,000	$42,000
Facility Equipment and Services	$0	$120,000	$60,000	$60,000	$85,000
Insurance & Fees	$20,000	$80,000	$90,000	$90,000	$90,000
Operating Profit	$-548,000	$-1,136,813	$4,775,807	$5,507,851	$4,549,060

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR

INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$102,142.00	$101,103.00
Cash & Cash Equivalents	$24,398.00	$80,090.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$2,142.00	$1,103.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V